As filed with the Securities and Exchange Commission on January 31, 2008

File No. 333-146368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ATLAS ACQUISITION HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Delaware	6770	26-0852483

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Suite 105
Hobe Sound, Florida 33455
(772) 545-9042
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James N. Hauslein
Chairman of the Board and Chief Executive Officer
c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Suite 105
Hobe Sound, Florida 33455
(772) 545-9042
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan I. Annex Brian H. Blaney Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9200 (phone) (212) 801-6400 (facsimile)	Gregg A. Noel Thomas J. Ivey Skadden, Arps, Slate, Meagher & Flom, LLP 300 S. Grand Avenue Suite 3400 Los Angeles, California 90071 (213) 687-5000 (phone) (213) 687-5600 (facsimile)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☑

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each Class		Maximum	Maximum
of Securities	Amount to be	Offering Price	Aggregate	Amount of
to be Registered	Registered(1)	Per Security(2)	Offering Price(2)	Registration Fee
Units, each consisting of one share of Common Stock, $.001 par value, and one Warrant(3)	23,000,000 Units	$10.00	$230,000,000	$7,061(5)
Shares of Common Stock included as part of the Units(3)	23,000,000 Shares	—	—	—(4)
Warrants included as part of the Units(3)	23,000,000 Warrants	—	—	—(4)
Total			$230,000,000	$7,061(5)

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of additional securities as may be issued as a result of adjustments by reason of any stock split, stock dividend, or similar transaction.

(2)	Estimated solely for the purpose of calculating the registration fee.

(3)	Includes 3,000,000 Units, 3,000,000 shares of Common Stock, and 3,000,000 Warrants, respectively, that may be issued upon exercise of a 45-day option granted to the Underwriters to cover over-allotments, if any.

(4)	No fee required pursuant to Rule 457(g).

(5)	Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-146368) of Atlas Acquisition Holdings Corp. is being filed solely to file a final version of the exhibit indicated in “Part II—Item 16(a)—Exhibits” and “Part II—Index to Exhibits.” Other than the addition of the exhibit and corresponding changes to the exhibit index and signature page, the remainder of the Form S-1 is unchanged.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description

1.1	Form of Underwriting Agreement
3.1	Form of Amended and Restated Certificate of Incorporation
3.2	Bylaws
4.1	Specimen Unit Certificate
4.2	Specimen Common Stock Certificate
4.3	Specimen Warrant Certificate
4.4	Form of Warrant Agreement between American Stock Transfer & Trust Company and the Registrant
**5.1	Opinion of Greenberg Traurig, LLP
10.1	Form of Letter Agreement among the Registrant, Lazard Capital Markets LLC, Morgan Stanley & Co. Incorporated, and each Officer, Director, and Initial Stockholder
10.2	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant
10.3	Form of Stock Escrow Agreement between the Registrant, American Stock Transfer & Trust Company, and the Initial Stockholders
10.4	Form of Letter Agreement between Hauslein & Company, Inc. and the Registrant regarding administrative support
10.5	Promissory Notes issued September 19, 2007 to each of James N. Hauslein and Promethean Investments LLP
10.6	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders
10.7	Form of Amended and Restated Subscription Agreements among the Registrant, Bank of America, and the purchasers named therein
10.8	Form of Indemnification Agreement between the Registrant and each Officer and Director
10.9	Right of First Refusal Letter between the Registrant and Promethean Investments LLP
14	Form of Code of Ethics
23.1	Consent of Rothstein, Kass & Company, P.C.
23.2	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)
24	Power of Attorney (included on signature page of this Registration Statement)
99.1	Form of Audit Committee Charter
99.2	Form of Nominating Committee Charter

**	Filed herewith.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this post-effective amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hobe Sound, state of Florida, on January 31, 2008.

ATLAS ACQUISITION HOLDINGS CORP.

By:	/s/ James N. Hauslein
Name:     James N. Hauslein

Title:	Chairman of the Board, Chief Executive Officer, and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Position	Date

/s/ James N. Hauslein James N. Hauslein		Chairman of the Board, Chief Executive Officer, and Treasurer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)	January 31, 2008

/s/ Gaurav V. Burman* Gaurav V. Burman		President, Secretary, and Director	January 31, 2008

/s/ Rohit M. Desai* Rohit M. Desai		Director	January 31, 2008

/s/ Robert A. Knox* Robert A. Knox		Director	January 31, 2008

/s/ Raj Mishra* Raj Mishra		Director	January 31, 2008

*By:	/s/ James N. Hauslein James N. Hauslein Attorney-in-Fact

II-2

Exhibit Index

Exhibit No.	Description

1.1	Form of Underwriting Agreement
3.1	Form of Amended and Restated Certificate of Incorporation
3.2	Bylaws
4.1	Specimen Unit Certificate
4.2	Specimen Common Stock Certificate
4.3	Specimen Warrant Certificate
4.4	Form of Warrant Agreement between American Stock Transfer & Trust Company and the Registrant
**5.1	Opinion of Greenberg Traurig, LLP
10.1	Form of Letter Agreement among the Registrant, Lazard Capital Markets LLC, Morgan Stanley & Co. Incorporated, and each Officer, Director, and Initial Stockholder
10.2	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant
10.3	Form of Stock Escrow Agreement between the Registrant, American Stock Transfer & Trust Company, and the Initial Stockholders
10.4	Form of Letter Agreement between Hauslein & Company, Inc. and the Registrant regarding administrative support
10.5	Promissory Notes issued September 19, 2007 to each of James N. Hauslein and Promethean Investments LLP
10.6	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders
10.7	Form of Amended and Restated Subscription Agreements among the Registrant, Bank of America, and the purchasers named therein
10.8	Form of Indemnification Agreement between the Registrant and each Officer and Director
10.9	Right of First Refusal Letter between the Registrant and Promethean Investments LLP
14	Form of Code of Ethics
23.1	Consent of Rothstein, Kass & Company, P.C.
23.2	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)
24	Power of Attorney (included on signature page of this Registration Statement)
99.1	Form of Audit Committee Charter
99.2	Form of Nominating Committee Charter

**	Filed herewith.